Exhibit 99.1

FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer”)        Symbol(s): CURA

Date:     December 21, 2020            Is this an updating or amending Notice:     ☑ Yes     No

If yes provide date(s) of prior Notices: March 22, 2019, October 30, 2019 and December 31, 2019.

Issued and Outstanding Securities of Issuer Prior to Issuance: 568,770,706

Pricing

Date of news release announcing proposed issuance: March 18, 2019, October 31, 2019 and December 19, 2019; or

Date of confidential request for price protection: ________________

Closing Market Price on Day Preceding the news release: _________ or

Day preceding request for price protection: __________________

Closing

Number of securities to be issued: 196,085

Issued and outstanding securities following issuance: 568,966,791

Instructions:

1.	For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2.	Complete Table 1A – Summary for all purchasers, excluding those identified in Item 8.

3.	Complete Table 1B – Related Persons only for Related Persons

4.	If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5.	An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 – Notice of Proposed Transaction

6.	Post the completed Form 9 to the CSE website in accordance with Policy 6 – Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL places.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES Page 1

Part 1.	Private Placement

Table 1A – Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction

Total number of purchasers:

Total dollar value of distribution in all jurisdictions:

Table 1B – Related Persons

Full Name &Municipality of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable) (CDN$)	Prospectus Exemption	Total Securities Previously Owned, Controlled or Directed	Payment Date(1)	Describe relationship to Issuer (2)

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised: _____________________________________________________________________________________.

2.	Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. ______________________________________________________________________.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES Page 2

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: __________________________________________
_______________________________________________________________________________________________________________.

4.	If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5.	Description of securities to be issued:

(a)	Class	______________________________________________________________________________________________.

(b)	Number	___________________________________________________________________________________________.

(c)	Price per security	_______________________________________________________________________________________.

(d)	Voting rights	_______________________________________________________________________________________

6.	Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a)	Number	___________________________________________________________________________________________.

(b)	Number of securities eligible to be purchased on exercise of warrants (or options) ________________________________________
_____________________________________________________________________________________________________.

(c)	Exercise price	_______________________________________________________________________________________.

(d)	Expiry date	_________________________________________________________________________________________.

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount	____________________________________________________________________________.

(b)	Maturity date	__________________________________________________________________________________________.

(c)	Interest rate	__________________________________________________________________________________________.

(d)	Conversion terms	_______________________________________________________________________________________.

(e)	Default provisions	_________________________________________________________________________________.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES Page 3

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): ___________.

(b)	Cash	_______________________________________________________________________________________________.

(c)	Securities	__________________________________________________________________________________________.

(d)	Other	_______________________________________________________________________________________________.

(e)	Expiry date of any options, warrants etc.	______________________________________________________________________.

(f)	Exercise price of any options, warrants etc.	___________________________________________________________________.

9.	State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship _________________________________________________________

________________________________________________________________________________________________________________.

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

______________________________________________________________________________________________________________.

11.	State whether the private placement will result in a change of control.

______________________________________________________________________________________________________________.

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders.______________________________________________________________________________________________

______________________________________________________________________________________________________________.

13.	Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES Page 4

Part 2.	Acquisition

1.	Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

On March 18, 2019, the Issuer announced the signature of a definitive agreement to acquire the securities of Acres Cultivation, LLC ("AC") and Acres Medical, LLC ("AM" and, collectively with AC, "Acres"). The transaction, valued in the aggregate at US$70 million, with US$25 million to be paid in cash, US$45 million to be paid in Subordinate Voting Shares of the Issuer and additional consideration to be paid if certain financial targets are exceeded. The closing of the acquisition of 100% of the ownership interests in AC by the Issuer occurred on October 31, 2019. In connection thereof, the Issuer issued to the former members of AC an aggregate of 3,108,183 Subordinate Voting Shares of the Issuer. The closing of the acquisition of 100% of the ownership interests in AM by the Issuer occurred on January 1, 2020. In connection therewith, the Issuer issued to the members of AM an aggregate of 2,039,062 Subordinate Voting Shares of the Issuer.

2.	Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material:

Please refer to section 1 immediately above.

Curaleaf, Inc. (a wholly-owned subsidiary of the Issuer), as purchaser, has entered into a purchase agreement with MACHNV, LLC (“MACHNV”), US Exhibits LLC (“US Exhibits”) and John Mueller (“Mueller” or the “Principal Member”), as the principal limited liability company member of each of MACHNV and US Exhibits (the “Principal Acres Member”), as well as the other limited liability company members of MACHNV (the “MACHNV Minority Members”) and the other limited liability company members of US Exhibits (the “US Exhibits Minority Members”, and together with the MACHNV Minority Members, the “Acres Minority Members”; the Principal Acres Member and the Acres Minority Members being the “Acres Members”), whereby Curaleaf, Inc. will acquire from the Acres Members 100% of the ownership interests in AC, AM and Acres Dispensary, LLC.

The closing of the acquisition of 100% of the ownership interests in AC by Curaleaf occurred on October 31, 2019. In connection with the closing of the acquisition of AC, the Issuer has issued a total of 3,108,183 Subordinate Voting Shares of the Issuer at CAD$11.45 per Subordinate Voting Share. The closing of the acquisition of 100% of the ownership interests in AM closed on January 1, 2020. In connection with the closing of the acquisition of AM, the Issuer issued a total of 2,039,062 Subordinate Voting Shares of the Issuer at CAD$11.45 per Subordinate Voting Share.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES Page 5

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)	Total aggregate consideration in Canadian dollars: The aggregate consideration of US$70 million (equivalent to CAD$92.27 million at an exchange rate of CAD$1.3181 for US$1.00).

(a)	Cash: US$25 million in cash (equivalent to CAD$32.95 million at an exchange rate of CAD$1.3181 for US$1.00).

(b)	Securities (including options, warrants etc.) and dollar value: US$45 million (equivalent to CAD$59.31 million at an exchange rate of CAD$1.3181 for US$1.00) was paid for the acquisition of 100% of the ownership interests in Acres through the issuance of Subordinate Voting Shares of the Issuer valued at the lower of (i) CAD$11.45 and (ii) the closing market price of the Subordinate Voting Shares on the CSE on the trading day which is two trading days before the issuance of such Subordinate Voting Shares, as applicable, minus a 15% discount on such closing market price on such date.

In connection with the closing of the acquisition of AC, the Issuer has issued a total of 3,108,183 Subordinate Voting Shares of the Issuer at CAD$11.45 per Subordinate Voting Share, representing an aggregate dollar value of CAD$35,588,695.35.

In connection with the closing of the acquisition of AM, the Issuer has issued a total of 2,039,062 Subordinate Voting Shares of the Issuer at CAD$11.45 per Subordinate Voting Share, representing an aggregate dollar value of CAD$23,347,260.00.

(c)	Other: The sellers are entitled to receive an additional “earn out” payment if certain financial targets are exceeded. The “earn out” payment will be paid 1/3 in cash and 2/3 in Subordinate Voting Shares valued at market price at the time of issue. In addition, the sellers will accrue 5% interest per annum, compounded annually, on the aggregate value of the Subordinate Voting Shares paid at closing for the time during which the 30-day volume weighted average market price of the Subordinate Voting Shares has not exceeded CAD$11.45 prior to the second anniversary of closing. Such interest will be calculated and paid in Subordinate Voting Shares valued at the higher of CAD$11.45 and market price at the time of issuance (the “Interest Shares”). The Sellers will also be entitled to a “top up” issue of Subordinate Voting Shares if, by the second anniversary of the closing of the transaction, the 30-day volume weighted average market price of the Subordinate Voting Shares has not exceeded CAD$11.45 at any time prior to that date.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES Page 6

The Issuer expects to issue 196,085 Interest Shares on or around December 22, 2020.

(d)	Expiry date of options, warrants, etc. if any: N/A.

(e)	Exercise price of options, warrants, etc. if any: N/A.

(f)	Work commitments: N/A.

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc).

Arm’s length negotiations

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A ..

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer (1)
MACHNV, LLC	131,143	$14.87	N/A	Section 3 of BC Instrument 72-503	276,389	N/A
US EXHIBITS LLC	64,942	$14.87	N/A	Section 3 of BC Instrument 72-503	0	N/A

(1) Indicate if Related Person

7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Customary due diligence, including liens and judgments searches and review of corporate records.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES Page 7

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, andif a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(b)	Cash N/A.

(c)	Securities N/A.

(d)	Other N/A.

(e)	Expiry date of any options, warrants etc. N/A

(f)	Exercise price of any options, warrants etc. N/A .

9.	State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A .

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.	the Issuer has obtained the express written consent of each applicable individual to:

(a)	the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b)	the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES Page 8

5.	All of the information in this Form 9 Notice of Issuance of Securities is true.

[signature page follows]

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES Page 9

Dated	December 21, 2020	.

Michael Carlotti
Name of Director or Senior Officer

/s/ Michael Carlotti
Signature

Chief Financial Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES Page 10

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, “CSE or the “Exchange”) collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

•

•	To determine whether an individual is suitable to be associated with a Listed Issuer;

•	To determine whether an issuer is suitable for listing;

•	To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

•	To conduct enforcement proceedings;

•	To ensure compliance with Exchange Requirements and applicable securities legislation; and

•	To fulfil the Exchange’s obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street – 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES